TPI Composites, Inc.

9200 E. Pima Center Parkway

Suite 250

Scottsdale, AZ 85258

VIA EDGAR

February 1, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Matthew Crispino

Re:	TPI Composites, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-276482

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TPI Composites, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 5, 2024 at 4:00 P.M., Eastern Time or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley C. Weber at (650) 752-3226 or Kim de Glossop at (650) 752-3290. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley C. Weber.

If you have any questions regarding this request, please contact Bradley C. Weber of Goodwin Procter LLP at (650) 752-3226.

Sincerely,

TPI COMPOSITES, INC.

/s/ William E. Siwek
William E. Siwek
Chief Executive Officer

cc:

Steven Fishbach, TPI Composites, Inc.

Bradley C. Weber, Goodwin Procter LLP

Jesse Nevarez, Goodwin Procter LLP

Kim de Glossop, Goodwin Procter LLP